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                              January 26, 2024

       Michael Hand
       Interim Chief Financial Officer
       Vince Holding Corp.
       500 5th Avenue     20th Floor
       New York , New York 10110

                                                        Re: Vince Holding Corp.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            Filed April 28,
2023
                                                            Form 10-Q for
Quarterly Period Ended October 28, 2023
                                                            Filed December 7,
2023
                                                            File No. 001-36212

       Dear Michael Hand:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended October 28, 2023

       Condensed Consolidated Statements of Cash Flows, page 8

   1. Please tell us if any capitalized PIK interest is included in any repayment of borrowings reported in the
financing section of this statement for either the nine months ended October 28, 2023
or fiscal year ended January 28, 2023.
       Notes to the Unaudited Condensed Consolidated Financial Statements
       Note 1. Description of Business and Basis of Presentation
       F. Recent Transactions
       Sale of Vince Intellectual Property, page 10

   2. You sold the intellectual property of Vince, LLC ("Licensed Property") with carrying value of $69,957 for
aggregate consideration of $102,000 and recognized a gain of
 Michael Hand
Vince Holding Corp.
January 26, 2024
Page 2
         $32,043 in the current period ended. We note simultaneous with this transaction you entered into a license agreement for the Licensed Property for an initial period of ten years. With regard to these transactions, please tell us:
             The business purpose of these transactions.
             If any of the parties to the transactions are associated/affiliated with you in any way.
             How you determined recognition of the total gain in the current period. Include citation of applicable guidance in your response.
             What consideration was given to treating these transactions akin to a sale/leaseback in which the gain would be recognized over the term of the license agreement. Refer to the guidance in ASC 842-40.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameMichael Hand                                Sincerely,
Comapany NameVince Holding Corp.
                                                              Division of
Corporation Finance
January 26, 2024 Page 2                                       Office of Trade &
Services
FirstName LastName